SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to ________

Commission File Number 1-15274

05059170

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

B

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan ("Plan"), a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As one investment option, the Plan includes J. C. Penney Company, Inc. common stock, securities registered under the Securities Act of 1933.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's "Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974." This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 28, 2005

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Plan interest in Master Trust	$ —	3,121,815,359
Investments:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	1,297,452,374	—
Common and collective trusts	866,232,086	—
Mutual funds	199,536,646	—
Cash and cash equivalents	91,831,670	—
Investments at contract value:		
Guaranteed investment contracts	274,793,353	—
Synthetic investment contracts	829,864,784	—
Participant loans	87,107,908	—
Total investments	3,646,818,821	3,121,815,359
Receivables:		
Company contribution	47,040,648	44,550,081
Participant contributions	4,294,326	1,823,925
Interest and dividends	—	20,509
Loan repayment receivable	1,347,961	—
Due from brokers for securities sold	9,050,003	—
Other	238,690	504,988
Total receivables	61,971,628	46,899,503
Total assets	3,708,790,449	3,168,714,862
Liabilities:		
Accounts payable and accrued liabilities	1,082,144	563,099
Total liabilities	1,082,144	563,099
Net assets available for benefits	$ 3,707,708,305	3,168,151,763

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Plan interest in Master Trust investment gain	$ 575,276,181	353,416,779
Net appreciation of investments	134,753,291	—
Interest	24,317,870	—
Dividends	9,292,729	—
	743,640,071	353,416,779
Less investment expenses	(1,124,000)	(983,432)
	742,516,071	352,433,347
Transfer of assets from (to) Eckerd	225,059	(411,651)
Contributions:		
Proceeds from redemption of preferred shares	490,647	9,013,736
J. C. Penney Corporation, Inc. (including a cash contribution of $47,040,648 in 2004, and a noncash contribution of $44,550,081 in Common Stock in 2003, recorded at fair value on the date of contribution)	47,403,935	45,000,124
Participants	128,114,947	129,905,925
	176,234,588	183,508,134
Total additions	918,750,659	535,941,481
Deductions from net assets attributed to:		
Benefit payments	(370,744,738)	(291,268,585)
Administrative expenses	(8,449,379)	(8,271,268)
Total deductions	(379,194,117)	(299,539,853)
Increase in net assets available for benefits	539,556,542	236,401,628
Beginning net assets available for benefits	3,168,151,763	2,931,750,135
Ending net assets available for benefits	$ 3,707,708,305	3,168,151,763

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. All eligible associates are automatically enrolled at a 3% after-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a Participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company. Certain funds held in participant accounts are also charged redemption fees.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's trustee and Hewitt & Associates serves as the recordkeeper for the Plan.

(b) Payment of Benefits

Generally, Participants with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Corporation, Inc. common stock (Penney Common Stock)). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) ***Contributions***

Participants who are classified as highly compensated (earning $90,000 or more annually in 2004 and 2003) are permitted to contribute 8% of their earnings (up to a maximum of $205,000 for 2004 and $200,000 for 2003) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $13,000 in 2004 and $12,000 in 2003). Participants earning less than $90,000 in 2004 and 2003 are permitted to contribute 20% of their earnings (subject to an annual maximum of $13,000 in 2004 and $12,000 in 2003).

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $3,000 during 2004 and $2,000 during 2003. These contributions are not eligible for the Company's annual matching contribution or partial-year matching contribution.

The Company contributes an amount which is equal to 4½% of the Company's available profits. The Company's contribution amounted to approximately $47.0 million in 2004 and $26.0 million in cash in 2003. Additionally, a special matching contribution of approximately $19.0 million in cash was approved and made for the 2003 Plan year. Noncash contributions of Penney Common Stock are recorded at fair market value on the date of contribution.

(d) ***Participants' Investment Funds***

Participants' before-tax, after-tax and rollover contributions are invested in the Plan's investment funds in accordance with their elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of four lifestyle funds; Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds are comprised of eight funds, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 funds consist of 11 mutual funds. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) ***Participants' Loans***

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans averaged 5.25% in 2004 and 5.15% in 2003. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(f) ***Vesting***

Participants are immediately vested in the value of their deposits and earnings thereon. Vesting in the value of Company matching contributions and any earnings thereon is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service.

(Continued)

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments in mutual funds and common stock are stated at fair market value based on quoted market prices. Investments in common collective trusts are valued based on their net asset value as determined by State Street Bank based on the fair value of the underlying assets. Participants' loans are valued at unpaid principal balance, which approximates fair market value.

Funds with insurance companies are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. The stated and actual interest rates on these contracts range from 3.00% to 7.62% at December 31, 2004 and maturities range from February 2005 to May 2009.

The Plan also invests in synthetic investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

The fair value of the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock), which is not publicly traded, was determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. The Penney Preferred Stock was convertible into Penney Common Stock at a ratio of 1:20. Each 1/20 of a share of Penney Preferred Stock had a minimum value of $30. The Company had the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The Plan received approximately $491,000 in cash in 2004 and $9.0 million in cash in 2003 for settlement from redemption of Penney Preferred Stock. The annual dividend on the Penney Preferred Stock is 7.9%, payable semiannually on January 1 and July 1. Effective August 2004, all of the Penney Preferred Stock was converted into Penney Common Stock.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trust

At December 31, 2003, the Plan's investment assets consisted of a separate interest in a Master Trust held at State Street Bank. The Master Trust also included, as a separate interest, the investment assets of the Eckerd Corporation 401(k) Savings Plan (Eckerd Savings). Effective July 31, 2004, the Eckerd Savings investment assets were removed from the Master Trust, and the Master Trust was dissolved. From August 1, 2004 through December 31, 2004, the Plan's investments consist of the underlying assets of the Plan and include investments in mutual funds, common collective trusts, guaranteed investment contracts, synthetic investment contracts, cash and cash equivalents and Penney Common Stock.

The Master Trust was composed of the following investments at December 31, 2003:

Penney Common Stock	$ 908,393,508
Penney Preferred Stock	306,435,449
State Street Bank Liquidity Fund	71,595,892
Daily EAFE (Europe, Australia, and Far East) Fund	135,192,002
Russell 3000 Fund	422,904,801
Intermediate Bond Fund	110,465,170
Investments held in Core Index Funds	185,273,493
Investments held in Mutual Funds	172,797,286
Funds held under structured investment contracts	924,599,265
Funds with insurance companies	292,396,769
Participant loans	98,515,245
	$ 3,628,568,880

The net investment gain of the Master Trust for the period ended July 31, 2004 and the year ended December 31, 2003 is summarized as follows:

		2004	2003
Net appreciation in fair value of investments	$	559,533,792	311,544,406
Interest		36,020,905	69,932,914
Dividends		34,741,005	46,255,668
	$	630,295,702	427,732,988

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 86% at December 31, 2003 and July 31, 2004 prior to the Master Trust being dissolved.

(4) Investments

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments		2004 Fair/contract value	2003 Fair/contract value
Investments in Master Trust	$	—	3,121,815,359
Penney Common Stock Fund		1,297,452,374	—
Russell 3000 Fund		318,136,948	—
State Street Bank 96019		229,483,314	—

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value by $134,753,291 as follows:

J.C. Penney Company Common Stock	$	38,994,688
J.C. Penney Company Preferred Stock		(2,401,731)
Mutual funds		21,767,853
Common collective trusts		76,392,481
	$	134,753,291

(5) Transfer of Assets

During 2003, a transfer of assets was made out of the Plan to the Eckerd Corporation 401(k) Savings Plan (Eckerd Plan) for Participants who transferred employment from the Company to Eckerd. All assets and liabilities related to these Participants in the amount of $411,651 were transferred from the Plan to the Eckerd Plan. During 2004, certain participants in the Eckerd Plan became employed by the Company. Accordingly, $225,059 of Eckerd Plan net assets were transferred into the Plan.

(Continued)

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(7) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, to Form 5500:

		2004	2003
Net assets available for benefits per the Form 5500	$	—	3,166,496,189
Deemed distributions of Participant loans		—	1,655,574
Net assets available for benefits per the financial statements		—	3,168,151,763
Benefit payments per the Form 5500	$	370,744,738	291,268,585
Administrative expenses included in Master Trust		—	8,271,268
Deemed distributions		(1,400,188)	—
Total deductions per the financial statements	$	369,344,550	299,539,853

(8) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(9) Subsequent Events

Effective January 1, 2005, the Plan was amended to allow for participants with account balances over $1,000 to remain in the Plan, and eligible associates are automatically enrolled with a 4% pre-tax contribution, unless they elect otherwise.

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Common stock:			
* J. C. Penney Corporation, Inc.	J. C. Penney Company, Inc. Common Stock	(a)	$ 1,297,452,374
Cash and cash equivalents:			
State Street Bank	State Street Bank Liquidity Fund	(a)	91,831,670
Common and collective trusts:			
State Street Bank	Daily EAFE (Europe, Australia, and Far East) Fund	(a)	99,053,855
	Russell 3000 Fund	(a)	318,136,948
	Intermediate Bond Fund	(a)	86,587,374
	S&P 500 Flagship Fund	(a)	119,029,584
	Russell 1000 Growth Fund	(a)	20,406,322
	Russell 1000 Value Fund	(a)	39,834,336
	Russell 2000 Fund	(a)	56,374,866
	EAFE (Europe, Australia, and Far East) Fund	(a)	59,959,129
	Intermediate Bond Fund	(a)	66,849,672
	Total common and collective trusts		866,232,086
Mutual funds:			
Fidelity	Fidelity Dividend Growth Fund	(a)	23,605,936
T. Rowe	T. Rowe Price Blue Chip Fund	(a)	11,660,909
Vanguard Group	Vanguard Growth Equity Fund	(a)	7,138,209
American Century	American Century Growth Fund	(a)	2,314,635
Vanguard Group	Vanguard Equity Income Fund	(a)	23,542,588
T. Rowe	T. Rowe Price Small Cap Stock Fund	(a)	29,725,564
Dreyfus	Dreyfus Founders Discovery A Fund	(a)	2,763,382
AIM	AIM Aggressive Growth Fund	(a)	4,456,189
T. Rowe	T. Rowe Price Small Cap Value Fund	(a)	64,715,275
Fidelity	Fidelity Diversified International Fund	(a)	26,312,974
American Century	American Century International Growth Fund	(a)	3,300,985
	Total mutual funds		199,536,646
Structured investment contracts:			
State Street Bank	State Street Bank 96019 fair value 12/31/04		229,483,314
	Wrapper agreement +/(-)		(7,992,036)
	State Street Bank 96019 current value 12/31/04	(a)	221,491,278
Rabobank Nederland	Rabobank 100301 fair value 12/31/04		153,997,347
	Wrapper agreement +/(-)		(1,840,029)
	Rabobank 100301 current value 12/31/04	(a)	152,157,318
Union Bank	Union Bank 3020 fair value 12/31/04		153,905,099
	Wrapper agreement +/(-)		(1,838,927)
	Union Bank 3020 current value 12/31/04	(a)	152,066,172
Bank of America	Bank of America 00-062 fair value 12/31/04		153,923,418
	Wrapper agreement +/(-)		(1,839,146)
	Bank of America 00-062 current value 12/31/04	(a)	152,084,272
IXIS Financial Products, Inc.	IXIS 1867-01 fair value 12/31/04		153,904,666
	Wrapper agreement +/(-)		(1,838,922)
	IXIS 1867-01 contract value 12/31/04	(a)	152,065,744
	Total synthetic investment contracts		829,864,784

(Continued)

Schedule I

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Guaranteed investment contracts:			
Great West Bank	Canada Life Assurance P-50202	(a)	$ 15,002,050
Great West Bank	Canada Life Assurance P-50203	(a)	14,841,125
GE Capital Assurance Co.	GE Capital GS-3728	(a)	9,241,236
GE Capital Assurance Co.	GE Life & Annuity GS-3716	(a)	11,743,638
GE Capital Assurance Co.	GE Life & Annuity GS-3762	(a)	7,257,286
GE Capital Assurance Co	GE Life & Annuity GS-3763	(a)	7,232,090
Aegon Institutional Markets	Monumental Life Insurance Company SV-04301Q	(a)	18,991,329
Aegon Institutional Markets	Monumental Life Insurance Company SV-04442Q	(a)	15,197,677
Aegon Institutional Markets	Monumental Life Insurance Company SV-04456Q	(a)	15,059,250
Pacific Mutual Life	Pacific Life G26604.01	(a)	16,600,761
Pacific Mutual Life	Pacific Life G26604.04	(a)	14,452,448
Pacific Mutual Life	Pacific Life G26604.05	(a)	20,961,071
Protective Life	Protective Life GA-1799	(a)	13,568,352
Travelers	Travelers GR-18914	(a)	15,191,264
Travelers	Travelers GR-17847	(a)	15,252,564
Travelers	Travelers GR-18305	(a)	8,154,324
Travelers	Travelers GR-18347	(a)	10,190,945
New York Life	New York Life 31116-002	(a)	16,188,033
New York Life	New York Life 31116-003	(a)	15,195,959
New York Life	New York Life 31317	(a)	14,471,951
	Total guaranteed investment contracts		274,793,353
Participant loans:	Participant loans:		
* Participants	Interest rates ranging from 5% to 6%	(a)	87,107,908
			$ 3,646,818,821

* Party-in-interest to the Plan

(a) Cost omitted for participant direct investments.

See accompanying independent auditors' report.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the Registration Statement (Nos. 33-244462, 33-56993, 35-59666, 333-33343-99) on Form S-8 of J. C. Penney Corporation, Inc. of our reports dated June 28, 2005, with respect to the statements of net assets available for benefits of the J. C. Penney Savings, Profit-Sharing and Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2004 and 2003, the statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the J. C. Penney Savings, Profit-Sharing and Stock Ownership Plan (With 401(k) Provisions).

KPMG LLP

Dallas, Texas
June 28, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Kathi S Child

Kathi S. Child
Chairman, Benefits Administration Committee

June 28, 2005

96787.1